SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G/A
(Amendment No. 1)
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(b)

PLC SYSTEMS INC.

(Name of Issuer)

COMMON STOCK, WITHOUT PAR VALUE

 (Title of Class of Securities)

69341D104

 (CUSIP Number)

Copy to:
Barry Honig
555 South Federal Highway #450
Boca Raton, FL 33432

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 23, 2013

 (Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[   ] Rule 13d-1(b)
[ x] Rule 13d-1(c)
[   ] Rule 13d-1(d)

(Page 1 of  6 Pages)

CUSIP No. 69341D104

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Barry Honig
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES	5	SOLE VOTING POWER 6,666,667
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 4,166,667(1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 6,666,667
PERSON WITH	8	SHARED DISPOSITIVE POWER 4,166,667(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,833,334(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 6.7% (2)
12	TYPE OF REPORTING PERSON* IN

(1)
4,166,667 shares of Common Stock are held by GRQ Consultants, Inc. 401K (“GRQ 401K”).  Barry Honig is the trustee of GRQ 401K and in such capacity holds voting and dispositive power over securities of the Company held by such entity.

(2)	Based on 160,666,475 shares of Common Stock outstanding as of September 25, 2013.

CUSIP No. 69341D104

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) GRQ Consultants, Inc. 401K
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Florida
NUMBER OF SHARES	5	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	6	SHARED VOTING POWER 4,166,667(1)
EACH REPORTING	7	SOLE DISPOSITIVE POWER 0
PERSON WITH	8	SHARED DISPOSITIVE POWER 4,166,667(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,166,667(1)
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.6% (2)
12	TYPE OF REPORTING PERSON* OO

(1)
4,166,667 shares of Common Stock are held by GRQ Consultants, Inc. 401K (“GRQ 401K”).  Barry Honig is the trustee of GRQ 401K and in such capacity holds voting and dispositive power over securities of the Company held by such entity.

(2)	Based on 160,666,475 shares of Common Stock outstanding as of September 25, 2013.

Item 1(a).	Name of Issuer:

PLC Systems Inc.

Item 1(b).	Address of Issuer's Principal Executive Offices:

459 Fortune Boulevard, Milford, MA 01757

Item 2(a).	Name of Person Filing.

The statement is filed on behalf of Barry Honig and GRQ Consultants, Inc. 401K (“GRQ 401K” and together with Mr. Honig, the “Reporting Persons”).

Item 2(b).	Address of Principal Business Office or, if None, Residence.

555 South Federal Highway #450, Boca Raton, FL 33432

Item 2(c).	Citizenship.

United States/Florida

Item 2(d).	Title of Class of Securities.

Common Stock, without par value.

Item 2(e).	CUSIP Number.

69341D104

Item 3.	Type of Person

Not applicable.

Item 4.	Ownership.

(a) Amount beneficially owned: 10,833,334 (1).

(b) Percent of class:  6.7% (2).

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: 6,666,667.

(ii) Shared power to vote or to direct the vote: 4,166,667 (1).

(iii) Sole power to dispose or to direct the disposition of: 6,666,667.

(iv) Shared power to dispose or to direct the disposition of: 4,166,667 (1).

(1)
4,166,667 shares of Common Stock are held by GRQ Consultants, Inc. 401K (“GRQ 401K”).  Barry Honig is the trustee of GRQ 401K and in such capacity holds voting and dispositive power over securities of the Company held by such entity.

(2)	Based on 160,666,475 shares of Common Stock outstanding as of September 25, 2013.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported by the Parent Holding Company.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

GRQ Consultants, Inc. 401K
Date: September 27, 2013	By:	/s/ Barry Honig
Barry Honig

Date: September 27, 2013	By:	/s/ Barry Honig
Barry Honig